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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )

                    EASTBROKERS INTERNATIONAL INCORPORATED
                   ----------------------------------------
                  (formerly known as Czech Industries, Inc.)
                               (Name of Issuer)

                    COMMON STOCK, PAR VALUE $.05 PER SHARE
                    ---------------------------------------
                        (Title of Class of Securities)

                                  276052 10 7
                                 ------------
                                (CUSIP Number)

                                 Peter Schmid
                          Eastbrokers Beteiligungs AG
                                Schlickgasse 1
                            A-1090 Vienna, Austria
                                43-1-317 27 00
                                --------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                                 March 5, 1997
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


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CUSIP No.  276052 10 7
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  1)     Name of Reporting Person:  Peter Schmid
         S.S. or I.R.S. Identification No. of Above Person:  Not applicable

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  2)     Check the Appropriate Box if a Member of a Group               (a)[  ]
                                                                        (b)[  ]

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  3)     SEC Use Only

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  4)     Source of Funds  OO

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  5)     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)[  ]

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  6)     Citizenship or Place of Organization:  Austria

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                           7)       Sole Voting Power:  554,659
Number of
Shares                ---------------------------------------------------------
Beneficially               8)       Shared Voting Power:
Owned by
Each                  ---------------------------------------------------------
Reporting                  9)       Sole Dispositive Power:  554,659
Person
With                  ---------------------------------------------------------
                           10)      Shared Dispositive Power:

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  11)    Aggregate Amount Beneficially Owned by Each Reporting Person:

                  554,659 shares of Common Stock*
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  12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

* Does not include options to acquire 33,000 shares at $10.00 per share held by Mr. Schmid.

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  13)    Percent of Class Represented by Amount in Row (11):

                  19.63% of Common Stock, based on 2,826,000 shares of Common Stock issued and outstanding at February 1, 1997. See Item 5 herein.
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  14)    Type of Reporting Person  IN

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                                      -2-

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ITEM 1. SECURITY AND ISSUER.

         This statement relates to shares of common stock, $.05 par value of Eastbrokers International Incorporated, formerly known as Czech Industries, Inc. ("Common Stock"), a Delaware corporation, having its principal executive offices at 15245 Shady Grove Road, Suite 340, Rockville, Maryland 20850 (the "Company" or the "Issuer").

ITEM. 2. IDENTITY AND BACKGROUND.

         Peter Schmid

         (a) This statement is being filed by Peter Schmid, President, Chairman, Chief Executive Officer and a Director of the Issuer.

         (b) Mr. Schmid's business address is Schlickgasse 1, A-1090 Vienna, Austria.

         (c) Mr. Schmid's principal occupation is Chairman, President and Chief Executive Officer of the Issuer. The principal address at which such employment is conducted is Schlickgasse 1, A-1090 Vienna, Austria.

         (d) During the last five years, Mr. Schmid has not been convicted in a criminal proceeding.

         (e) During the last five years, Mr. Schmid has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and is not subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      Mr. Schmid is a citizen of Austria.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The disclosure under Item 3 of the Schedule 13D dated October 9, 1996 filed on behalf of KHS Beteiligungs, AG ("KHS"), Wolfgang Kossner and Peter Schmid, as amended by Amendment No. 1 thereto dated November 5, 1996 (collectively, the "Schedule 13D"), insofar as it relates to Mr. Schmid is incorporated herein by reference. All amounts previously reported should be adjusted, as necessary, to reflect the one-for-five reverse split of the Common Stock which became effective in September 1996.

         In addition, as partial consideration for the Issuer's acquisition of Eastbrokers Beteiligungs AG, 554,659 shares of the Company's Common Stock were issued to Karntner Landes und Hypothekenbank, AG (the "Bank") as nominee for the Tsuyoshi Trust Vaduz (the "Trust") with respect to 359,925 shares and as nominee for Mr. Schmid with respect to 194,734 shares. Mr.

                                      -3-

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Schmid has sole investment and voting power with respect to the Trust shares and is a beneficiary of the Trust.

ITEM 4. PURPOSE OF THE TRANSACTION.

         The disclosure under Item 4 of the Schedule 13D insofar as it relates to Mr. Schmid is incorporated herein by reference.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The disclosure under Item 5 of the Schedule 13D insofar as it relates to Mr. Schmid is incorporated herein by reference. All amounts should be adjusted, as necessary, to reflect the one-for-five reverse split of the Common Stock which became effective in September 1996.

         (a) and (b)

KHS Beteiligungs AG

         As of March 5, 1997, Mr. Schmid ceased to be an officer, director and shareholder of KHS and is no longer a beneficial owner of shares held by KHS.

Peter Schmid

         As of the date hereof, Peter Schmid is the indirect beneficial owner of 554,659 shares of Common Stock of the Company. 359,925 of these shares are held by the Bank as nominee for the Trust and 194,734 of these shares are held by the Bank as nominee for Mr. Schmid. Mr. Schmid has sole voting and investment power with respect to the Trust shares and is a beneficiary of the Trust. Said shares represent 19.63% of the issued and outstanding shares of Common Stock of the Company, based on 2,826,000 shares issued and outstanding at February 1, 1997. Said shares do not include options to acquire 33,000 shares of Common Stock of the Company, exercisable as of February 1, 1997. The exercise price of the options is $10.00 and the options expire on August 1, 2001. The shares reported as owned by Mr. Schmid also do not include 33,209 shares owned by WMP Borsenmakler AG ("WMP") which became an indirect subsidiary of the Company on August 1, 1996 by reason of the Company's acquisition of Eastbrokers. The reference to these shares should not be deemed as an admission that Mr. Schmid is the beneficial owner of the shares owned by WMP for purposes of section 13(d) or 13(g) of the Securities Exchange Act of 1934.

         (c) Other than the transactions described in this filing or in the
Schedule 13D, Mr. Schmid has not effected any transaction in the securities of the Company during the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.


                                      -4-

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                                   SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: April 4, 1997                                  /s/ PETER SCHMID
                                                     ----------------
                                                     Peter Schmid